

Mail Stop 3561

July 9, 2009

Mr. Ralph D. McRae, Chief Executive Officer
Leading Brands, Inc.
Suite 1800
1500 West Georgia Street
Vancouver, British Columbia
Canada V6G 2Z6

> **Re:** **Leading Brands, Inc.**
> **Form 20-F for Fiscal Year Ended February 28, 2009**
> **Filed June 1, 2009**
> **File No. 000-19884**

Dear Mr. McRae:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Operating and Financial Review, page 17

Operating Results, page 17

1. We note on page 44 that the number of employees decreased from 123 as of February 29, 2008, to 88 as of February 28, 2009. Please tell us and discuss the costs incurred from any exit or disposal activities, and provide indicative value that the decrease in employees will have on your results of operations. In addition, provide the disclosures set forth in paragraph 5 of EIC-135 to the footnotes of your financial statements, to the extent applicable.

Liquidity and Capital Resources, page 24

2.   We note that you were not in compliance with the current ratio covenant at February 28, 2009. Please expand your discussion to describe the impact the breach had on your liquidity and capital resources. In addition, confirm that the regaining of compliance in March 2009 cured the breach.

3.   We note that you are subject to three financial covenants with respect to the bank indebtedness. Please tell us whether the likelihood of non-compliance with the covenants or default of the debt is remote. If the likelihood is more than remote, provide the calculated ratios in addition to the minimum/maximum ratios established by the agreement. Refer to FRC 501.03 for additional guidance.

Consolidated Financial Statements

Note 19. Differences Between Canadian and United States Generally Accepted Accounting Principles

4.   We note the book value of shareholders' equity is approximately $13.7 million at February 28, 2009 while the company's equity market capitalization is about $2.2 million, as calculated using the number of shares outstanding and their trading value at the same date. Based on this comparison it appears the carrying amount of the reporting unit, including goodwill, exceeds the implied fair value of your reporting unit. Please address the following:

   a) Expand your discussion of critical accounting policies in future filings to quantify the sensitivity of your significant assumptions to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Provide us with the revisions you intend to make to future filings using information as of February 29, 2009.

   b) Tell us and describe why management does not believe your decline in market capitalization is indicative of an impairment to your goodwill, and explain the facts and circumstances that management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister at (202) 551-3341, or Ryan Milne, Accounting Branch Chief, at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services